UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.1)*
OceanPal Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
Y6430L202
(CUSIP Number)
Attn: Ms. Margarita Veniou Pendelis 26, 175 64 Palaio Faliro Athens, Greece + 30-210-9485-360
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 25, 2024
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y6430L202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Eleftherios Papatrifon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
539,214
8.	SHARED VOTING POWER
0
9.	SOLE DISPOSITIVE POWER
539,214
10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

539,214
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		[_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.75%
14.	TYPE OF REPORTING PERSON

IN

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment No. 1”) to the Schedule 13D amends the statement on Schedule 13D that was originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 26, 2024 (the “Schedule 13D”), filed by the Reporting Person (as defined below) related to the shares of common stock, par value $0.01 per share (the “Shares”), of OceanPal Inc. (the “Issuer”).

This Amendment No. 1 is being filed to report an increase in the percentage ownership of Shares that the Reporting Person may be deemed to beneficially own though its ownership of the Issuer’s Series C Preferred Stock and Series D Preferred Stock which may be converted into Shares of the Issuer at the Reporting Person’s option (subject to certain ownership restrictions contained in the Series C Preferred Stock and Series D Preferred Stock’s statements of designation, together the “Statements of Designation”) as a result of a change in the Series C Preferred Stock’s and the Series D Preferred Stock’s conversion price.

Item 1.	Security and Issuer.

This Amendment No. 1 to the Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of OceanPal Inc. (the “Issuer”). The principal executive office and mailing address of the Issuer is Pendelis 26, 175 64 Palaio Faliro, Athens, Greece.

Item 2.	Identity and Background.

This Amendment No. 1 to the Schedule 13D is being filed on behalf of Eleftherios Papatrifon (the “Reporting Person”), a citizen of Greece.

The principal business address for the Reporting Person is Pendelis 16, 17564 Palaio Faliro, Athens, Greece.

To the best of the Reporting Person’s knowledge, the Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Issuer’s 2021 Equity Incentive Plan, as amended and restated, 3,648 awarded Series C Convertible Preferred Shares (the “Series C Preferred Stock”), have vested, of which the Reporting Person owns 634 shares of the Series C Preferred Stock, and in accordance with their terms, have become convertible at the Reporting Person’s option, giving effect to certain ownership restrictions contained in the Series C Preferred Stock’s statement of designation, including that the shares of Series C Preferred Stock shall not be convertible into the Issuers’ Shares to the extent that such conversion would result in the Reporting Person becoming the beneficial owner of more than 49% of the total issued and outstanding Shares.

As partial consideration for the Issuer’s purchase of the m/v Baltimore and m/v Melia from Diana Shipping Inc. (“Diana Shipping”), the Issuer issued shares of its 7.0% Series D Cumulative Convertible Perpetual Preferred stock (the “Series D Preferred Stock”) to Diana Shipping. Diana Shipping exercised its right to convert shares of the Series D Preferred Stock into shares of the Issuer’s Shares in accordance with the Statement of Designations defining the rights, terms and preferences of the Series D Preferred Stock. Diana Shipping distributed on December 15, 2022, and June 9, 2023, respectively, all of the common shares issued upon the conversion of certain shares of Series D Preferred Stock to its common shareholders of record as of the respective distribution record dates (the “Record Dates”), on a pro rata basis (both distributions referred to as the “Distributions”). In connection with the Distributions, Diana Shipping allowed its common shareholders of record as of the Record Date to elect to receive the number of shares of Series D Preferred Stock allocable to such shareholder instead of the Shares.

The Reporting Person, as a common shareholder of Diana Shipping as of the Record Dates, elected to receive his Diana Shipping distribution in shares of Series D Preferred Stock. The Reporting Person may be deemed to have beneficial ownership of Shares through his ownership of Series D Preferred Stock which may be converted into common shares at the Reporting Person’s option, subject to certain ownership restrictions contained in the Series D Preferred Stock’s statement of designation, including that shares of the Series D Preferred Stock shall not be convertible into the Issuer’s common shares to the extent that such conversion would result in the Reporting Person becoming the beneficial owner of more than 49% of the total issued and outstanding common Shares.

Item 4.	Purpose of Transaction.

The Reporting Person is a member of the Board of Directors and a member of the Executive Committee of the Issuer and may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person acquired the Shares in connection with the Issuer’s equity awards and the Distributions as described herein solely for investment purposes. The Reporting Person, at any time and from time to time, may acquire additional Shares, including in connection with the provision of any services or other strategic transactions with the Issuer, or dispose of any or all of the Shares they then own depending upon an ongoing evaluation of their investment in the Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. The Reporting Person further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others. In addition, the Reporting Person is in contact with members of the Issuer's management, the other members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

Item 5.	Interest in Securities of the Issuer.

(a. & b.) As of September 25, 2024, the Issuer had 7,451,977 Shares outstanding. Based on the foregoing, the Reporting Person reports beneficial ownership of the following Shares:

The Reporting Person is the record holder of (i) 202 shares of Series D Preferred Stock, convertible into an aggregate of 130,288 Shares, representing 1.63% of the Issuer’s issued and outstanding Shares and (ii) 634 shares of Series C Preferred Stock, convertible into an aggregate of 408,926 Shares, representing 5.12% of the Issuer’s issued and outstanding Shares. The Reporting Person has the sole power to vote or direct the vote of 539,214 Shares.

(c.) Except as otherwise disclosed herein, no transactions in the Shares were effected by the Reporting Persons during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 17, 2024, the Issuer entered into a support agreement (the “Support Agreement”) with Sphinx Investment Corp. (“Sphinx”) pursuant to which the Issuer agreed not to convert, among other securities, preferred shares held by its directors and officers into common shares from the time of the execution of the Support Agreement to the first anniversary thereof.

Item 7.	Material to be Filed as Exhibits. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 1, 2024
(Date)

/s/ Eleftherios Papatrifon
Eleftherios Papatrifon

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).